

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2023

Karl Kan Zhang
Chairman of the Board and Chief Technology Officer
CooTek(Cayman)Inc.
9-11F, T2, No.16 Lane 399 Xinlong Road, Minhang District
Shanghai, 201101
People's Republic of China

      Re: CooTek(Cayman)Inc.
          Forms 20-F and 20-F/A for the Fiscal Year Ended December 31, 2021
          Filed April 29, 2022 and December 22, 2022, respectively
          File No. 001-38665

Dear Karl Kan Zhang:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Technology

cc: Haiping Li